UBIF TECH SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

HoganTaylor LLP

CPAs + ADVISORS

CONTENTS

HoganTaylor LLP
CPAs + ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
UBIF Tech Solutions, Inc.

We have reviewed the accompanying financial statements of UBIF Tech Solutions, Inc., which comprise the balance sheet as of December 31, 2018, the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hogan Taylor LLP

Little Rock, Arkansas
April 23, 2019

<p align="center">**UBIF TECH SOLUTIONS, INC.**</p>

<p align="center">**BALANCE SHEET**</p>

<p align="center">**December 31, 2018**</p>

Assets

Current assets:

Accounts receivable	$ 7,961
Employee advances	49,681
Inventory	66,562
Prepaid expenses and other current assets	33,037
Total current assets	157,241
Property and equipment, net	84,134
Intangible assets, net	372,035
Total assets	$ 613,410

Liabilities and Stockholders' Deficit

Current liabilities:

Checks written in excess of bank balances	$ 7,410
Accounts payable	129,774
Accrued expenses	74,939
Current maturities of long-term debt	170,000
Total current liabilities	382,123
Advance from third party (Note 4)	408,208
Long-term debt, less current maturities	150,000
Total liabilities	940,331

Stockholders' deficit:

Class A Preferred stock, $0.001 par value; 44,598 shares issued outstanding	45
Class B Common stock, $0.001 par value; 1,400,000 shares issued and outstanding	1,400
Additional paid-in capital	430,146
Retained deficit	(758,512)
Total stockholders' deficit	(326,921)
Total liabilities and stockholders' deficit	$ 613,410


UBIF TECH SOLUTIONS, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2018


Revenues	$	393,888
Cost of revenues		212,949
Gross profit		180,939
General and administrative expenses		928,427
Loss from operations		(747,488)
Other income (expense):		
Interest expense, net		(6,264)
Other income		330
Other expense, net		(5,934)
Net loss	$	(753,422)

UBIF TECH SOLUTIONS, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT

Year ended December 31, 2018

| | Class A Preferred Stock | | Class B Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2018	-	$ -	1,400,000	$ 1,400	$ 198,600	$ (5,090)	$ 194,910
Issuance of Class A Preferred stock	44,598	45	-	-	231,546	-	231,591
Net loss	-	-	-	-	-	(753,422)	(753,422)
Balance, December 31, 2018	44,598	$ 45	1,400,000	$ 1,400	$ 430,146	$ (758,512)	$ (326,921)

UBIF TECH SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

Cash Flows from Operating Activities	
Net loss	$ (753,422)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	3,678
Amortization	43,215
Change in operating assets and liabilities:	
Accounts receivable	(7,961)
Employee advances	(49,881)
Inventory	(66,562)
Prepaid expenses and other current assets	(20,537)
Accounts payable	3,321
Accrued expenses	74,939
Net cash used in operating activities	(773,210)
Cash Flows from Investing Activities	
Payments for the purchase of property and equipment	(87,812)
Increase in intangible assets	(56,250)
Net cash used in investing activities	(144,062)
Cash Flows from Financing Activities	
Checks written in excess of bank balances	7,410
Advance from third party, net	408,208
Proceeds from issuance of long-term debt	150,000
Principal payments on long-term debt	(80,000)
Proceeds from the issuance of Class A Preferred stock	231,591
Net cash provided by financing activities	717,209
Net decrease in cash	(200,063)
Cash, beginning of year	200,063
Cash, end of year	$ -
Supplemental Disclosure of Cash Flow Information	
Cash paid year for interest	$ 3,767
Noncash Operating and Investing Activity	
Intangible assets acquired through issuance of long-term debt	$ 250,000

UBIF TECH SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of operations

UBIF Tech Solutions, Inc., an Arkansas Corporation (the Company), was formed on December 1, 2017. The Company executed a franchise agreement in December 2017, for the purchase of the franchise rights to open retail stores in Missouri and Arkansas, that are primarily involved in the repair of electronic equipment. As of December 31, 2018, retail operations consisted of three retail stores located in Missouri and Arkansas.

Liquidity and management's plan

As shown on the accompanying financial statements, the Company incurred a loss during the year ended December 31, 2018, has a stockholders' deficit as of December 31, 2018, and had cash outflows from operating activities during the year ended December 31, 2018. Management attributes a large portion of the loss to this being the first year of operations for the Company, resulting in significant expenses and cash outflows related to starting a business. The significant cost acquiring the franchise rights and development rights of the franchise resulted in significant cash outflow of the Company. Additionally, the cost to build out each retail store was significant to the Company's cash flows during the year ended December 31, 2018.

Subsequent to year end, the Company obtained additional financing in the amount of $500,000 from a third party to fund the continuing operations of the Company. Management intends to expand the number of franchises as the initial cost of obtaining the franchise costs was an additional one-time cost during the year ended December 31, 2018. Additionally, the Company continues to raise funds through issuance of its preferred and common stock. As such, management believes the actions described above will allow the company to continue as a going concern.

Basis of accounting

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Revenue recognition

The Company recognizes revenues from sales when the earnings process is complete in accordance with the customer contract, which is when the product repair is complete.

Accounts receivable

The Company extends unsecured credit to customers and insurance carriers in the ordinary course of business. Unsecured credit to insurance carriers is established through preferred provider agreements based upon a credit assessment performed by management. Management reviews accounts receivable on a periodic basis and records a reserve for amounts which may not be collected. Amounts are written off when management deems them uncollectible. There was no reserve established at December 31, 2018.

Inventory

Inventory is stated at the lower of cost using the first-in, first-out method, or net realizable value. Inventory consists primarily of electronic equipment used for repair services.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives, ranging from five to seven years. Expenditures for renewals and improvements that significantly add to the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible assets

The Company's intangible assets consist of purchased franchise rights and area developer rights for the operation of retail locations in specific areas for electronic equipment repair. The cost of the franchise rights includes franchise fees, area developer rights and a nonrefundable option to expand its current development area. Franchise rights are recorded at cost and will be amortized using the straight-line method over the contractual term of ten years.

Long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever triggering events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying amount exceeds the fair value of the assets. The factors considered by management in performing this assessment include operating results, trends, prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Based upon management's assessment, no impairment is required at December 31, 2018.

Advertising

Advertising costs, which are expenses as incurred, was approximately $28,000 for the year ended December 31, 2018.

Income taxes

The Company provides for deferred income taxes based on current tax rates for temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which defers the effective date of ASU 2014-09 one year, making it effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adopting this new standard on the financial statements.

Use of estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent events

Subsequent to December 31, 2018, the Company issued 11,930 shares of Class A Preferred stock for a total of $60,000 and 200,000 shares of Class C Non-Voting Common stock for $200.

In February 2019, the Company opened two new retail stores in Tulsa, Oklahoma. Additionally, the Company executed a note payable with a third party in the amount of $500,000 to fund the operations of the Company. The note is due on demand, but if no demand is made, payable in monthly interest only payments at 6% and principal due at maturity in February 2020. The note payable is secured by a deed in trust on property held through a stockholder. Through the execution of the real estate note, the Company entered into an option agreement for the third-party grantor to purchase 10% of the Company's common stock as defined by the agreement. The price of the option at execution was $1 and expires in February 2024.

The Company has evaluated subsequent events for recognition and disclosure through April 23, 2019, the date the financial statements were available to be issued.

Note 2 – Property and Equipment

Property and equipment consist of the following as of December 31, 2018:

Furniture and equipment	$ 45,318
Signage	24,282
Construction in progress	18,212
	87,812
Less accumulated depreciation	(3,678)
Property and equipment, net	$ 84,134

Note 3 – Intangible Assets

Intangible assets consist of the following as of December 31, 2018:

	Franchise Fees	Area Developer Rights	Total
Gross	$ 37,500	$ 377,750	$ 415,250
Accumulated amortization	(2,292)	(40,923)	(43,215)
Intangible assets, net	$ 35,208	$ 336,827	$ 372,035

Amortization expense of intangible assets for the year ended December 31, 2018, was $43,215. Future amortization for the estimated remaining life is:

Year ending	Franchise Fees	Area Developer Rights	Total
2019	$ 3,750	$ 37,775	$ 41,525
2020	3,750	37,775	41,525
2021	3,750	37,775	41,525
2022	3,750	37,775	41,525
2023	3,750	37,775	41,525
Thereafter	16,458	147,952	164,410
	$ 35,208	$ 336,827	$ 372,035

Note 4 – Advance from Third Party

In July 2018, a third party advanced $500,000 to the Company for the buildout of four retail stores through leasehold improvements. As stated in the agreement, the Company issued a bill of sale to the third party for ownership of the leasehold improvements to be transferred to the third party. As of December 31, 2018, the Company utilized approximately $92,000 of the advance for leasehold improvements which has been recorded as a reduction in the advance from third-party balance in the accompany balance sheet. The agreement grants the Company the option to purchase the leasehold improvements from the third party at any date up to the maturity date of the agreement in July 2023 for $500,000. The Company is required to make monthly lease payments of $3,333 to the third party in accordance with the agreement through the maturity date. The Company paid approximately $18,000 in lease payments during the year ended December 31, 2018. The Company's intention is to exercise the option prior to the maturity date.

Note 5 - Long-Term Debt

Long-term debt consists of the following as of December 31, 2018:

Unsecured note payable to UBIF Franchising Co. for the purchase of development rights, due in monthly principal payments through maturity in February 2019 with a 0.00% interest rate. As of April 2019, the note payable balance is outstanding and no demand of payment has been made by UBIF Franchising Co.	$ 170,000

Unsecured note payable to an individual, interest only payments through
  March 2020 at 6.00%, with final payment of all unpaid principal and
  interest April 2020. As stated in the agreement, all unpaid principal
  and interest, at the election of the individual, may be converted into
  Class A Preferred stock at $5.00 per share up to the maturity date.
  Mandatory redemption is required at the maturity date of the agreement
  or additional provisions as stated in the agreement.   100,000

Unsecured note payable to an individual, interest only payments through
  February 2020 at 6.00%, with final payment of all unpaid principal and
  interest March 2020. As stated in the agreement, all unpaid principal
  and interest, at the election of the individual, may be converted into
  Class A Preferred stock at $5.00 per share up to the maturity date.
  Mandatory redemption is required at the maturity date of the agreement
  or additional provisions as stated in the agreement.   50,000

	$ 320,000
Less current portion	(170,000)
	$ 150,000

Annual aggregate maturities of long-term debt are as follows as of December 31:

Year ending	Amount
2019	$ 170,000
2020	150,000
	$ 320,000

Note 6 – Income Taxes

A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of cumulative temporary differences between financial and tax reporting at the end of each year. As of December 31, 2018, the Company has incurred net operating losses of approximately $814,000 for federal income tax purposes, which is available to reduce future taxable income. The associated net operating loss carryforward, if not utilized, will begin to expire in 2038.

The Company's deferred taxes consisted of the following at December 31, 2018:

Net operating loss carryforward	$ 213,000
Valuation allowance	(196,000)
Gross deferred tax asset	17,000
Differences between book and tax basis of property	(17,000)
Net deferred taxes	$ -

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The Company intends to maintain a valuation allowance until sufficient positive evidence exists in future periods. A valuation allowance of $196,000 was recorded for the year ended December 31, 2018, related to ability to realize the net operating loss carryforward.

The Company has generated net operating losses for income tax purposes since inception. Therefore, there is no current tax obligation at December 31, 2018. The difference between the federal income taxes computed using the statutory federal income tax rate and the Company's actual income tax expense, as reflected on the statement of operations for the year ended December 31, 2018, is primarily due to the use of different methods for depreciation of property and equipment.

Note 7 – Stockholders' Equity

The Company has authorized the classes of stock to be Class A Preferred, Class A Common, Class B Common and Class C Non-Voting Common. The maximum number of authorized shares per classification is as follows: 400,000 shares Class A Preferred stock, 400,000 shares Class A Common stock, 1,400,000 shares Class B Common stock and 200,000 shares Class C Non-Voting Common stock. All shares have a par value of $0.001. At December 31, 2018, there were no Class A Common or Class C Non-Voting Common shares outstanding. There were 44,598 shares of Class A Preferred and 1,400,000 shares of Class B Common stock issued and outstanding at December 31, 2018.

Class A Preferred stockholders are entitled to a dividend preference and a liquidation preference. Dividends are discretionary by the Board of Directors of the Company and there have been no declared dividends as of December 31, 2018. Upon the date that the cumulative dividend distributions made to Class A Preferred stockholders equals the initial purchase price of the Class A Preferred stock when issued, the Class A Preferred stock shall be automatically converted to a Class A Common stock on a one-for-one exchange ratio.

Note 8 – Commitments

Franchise fees and royalty payments

Under the franchise agreement, the Company agrees to pay a continuing 4% of the Company's revenue received for all electronic devices sold (Recommerce Revenue), and a royalty fee equal to 7% of the Company's gross sales, excluding Recommerce Revenue. Additionally, the Company agrees to pay a technology and customer support fee equal to 1% of gross sales and an advertising fee equal to 2% of gross sales. The Company recognized approximately $35,000 in expenses in accordance with the franchise agreement during the year ended December 31, 2018. As of December 31, 2018, the Company recorded approximately $5,000 in accrued franchise fees as accrued expenses in the accompanying balance sheet.

Leases

The Company has entered into operating lease agreements for its retail stores and leasehold improvements (Note 4). Leases expire between 2023 and 2028. Certain leases have renewal options which may be exercised. Total lease expense recorded during the year ended December 31, 2018, was approximately $67,000.

Future minimum payments under these noncancelable operating leases in effect as of December 31, 2018, are approximately as follows:

2019	$ 225,392
2020	225,392
2021	225,392
2022	225,392
2023	183,377
Thereafter	349,557
	$ 1,434,502

Note 9 – Related Party Transactions

At December 31, 2018, the Company had advances of approximately $50,000 due from employees. Repayment of the advances are expected to occur within one year.

Note 10 – Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which typically exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables. Such credit risk is considered by management to be limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit evaluations of its customers but does not require collateral to support accounts receivable.